Managers Special Equity Fund

10f-3 Transactions

Underwriting #	Underwriting Purchased From
Amount of Shares	Dollar amount purchased
% of underwriting	Date of Purchase

1 Flag Telecom Holdings LTD.
13,900	$333,600
 .00136%	02/11/00



Underwriting Participants

Underwriters for #1

Morgan Stanley & Co. Incorporated, First Boston